SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM U-1

                           APPLICATION OR DECLARATION

                                      under

                 The Public Utility Holding Company Act of 1935



                               SEI HOLDINGS, INC.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338



               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)


                           Thomas G. Boren, President
                               SEI Holdings, Inc.
                               900 Ashwood Parkway
                                    Suite 500
                             Atlanta, Georgia 30338


                     (Name and address of agent for service)

        The Commission is requested to mail signed copies of all orders, notices and communications to:


       W.L. Westbrook                         Thomas G. Boren, President
    Financial Vice-President                      SEI Holdings, Inc.
      The Southern Company                       900 Ashwood Parkway
   270 Peachtree Street, N.W.                         Suite 500
     Atlanta, Georgia  30303                    Atlanta, Georgia  30338


                             John D. McLanahan, Esq.
                              Troutman Sanders LLP
                           600 Peachtree Street, N.E.
                                   Suite 5200
                           Atlanta, Georgia 30308-2216


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Item 1.           Description of Proposed Transactions.
         1.1 Background. SEI Holdings, Inc. ("Holdings") is a wholly-owned non-utility subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Holdings, directly and through various subsidiaries, is primarily engaged in the business of developing, owning, managing and rendering services to independent power projects and foreign utility systems, including "qualifying facilities," as defined under the Public Utility Regulatory Policies Act of 1978, as amended; "exempt wholesale generators" and "foreign utility companies," as defined under Sections 32 and 33 of the Act, respectively; and other power projects which constitute a part of Southern's integrated electric utility system. Reference is made to File No. 70-8733, and to the order of the Commission dated February 2, 1996 (Holding Co. Act Rel. No. 26468) (the "February 1996 Order") approving the application-declaration of Southern, Holdings, and certain other direct and indirect subsidiaries of Southern, for a more complete description of Holdings, its operations, and its current authority.
         Under the terms of the February 1996 Order, Holdings is authorized, subject to certain limitations, to acquire, directly or indirectly through one or more subsidiaries (referred to as "Intermediate Subsidiaries"), in one or more transactions from time to time through December 31, 2000, the securities of or other interests in any one or more specified categories of energy-related facilities or businesses (referred to as "Energy-

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Related Companies"), including, among others, any company that derives substantially all of its revenues from brokering and marketing of electric energy, provided that the buyer or seller, or both the buyer and seller, are located within the area covered by the Southeastern Electric Reliability Council ("SERC"). Southern's operating electric utility subsidiaries, Alabama Power Company, Georgia Power Company, Gulf Power Company, Mississippi Power Company, and Savannah Electric and Power Company (collectively, the "Operating Companies"), are members of SERC.1
         Holdings now seeks a modification in the terms of the
February 1996 Order solely as it relates to the authority of
Holdings to engage through one or more Energy-Related Companies in the business of marketing and brokering electric energy.
Specifically, Holdings proposes herein that the Commission (i)
eliminate the restriction imposed under the February 1996 Order on the geographic region in which such marketing and brokering activities may be conducted; and (ii) expand the terms of the
February 1996 Order to allow Holdings, through one or more
subsidiary Energy-Related Companies (hereafter referred to as
"Marketing Subsidiaries"), to broker or market other forms of energy commodities, in addition to electricity, including natural gas, oil and coal, and to provide related services to customers.
Holdings is not herein requesting any other modifications to the terms of the February 1996 Order.
--------
1 In addition to Georgia, Alabama, Mississippi and Florida, the electric utility members of SERC provide retail and wholesale electric service in all or parts of North and South Carolina, Virginia, Tennessee and Kentucky.

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         The electric utility industry has experienced dramatic changes over the past 15 years, with an accelerating trend towards deregulation in the name of enhanced competition, lower cost and better service. Today, traditional utilities must compete for new load (as well as to retain existing load) with a variety of legislatively or administratively created entities not known until recently, including "qualifying facilities," industrial self generators, independent power producers, "exempt wholesale generators," and independent power marketers and brokers. In addition, recent energy policy initiatives are clearly designed to promote competition among traditional utilities themselves by requiring that they provide transmission access to competing buyers and sellers.2
         The natural gas industry has experienced a similar evolution in recent years. Today, most aspects of natural gas production have been deregulated, and the transportation and storage functions of the interstate pipelines have been "unbundled" from the merchant (gas sales) function, making the pipelines essentially common carriers under the open-access provisions of the Federal Energy Regulatory Commission's ("FERC's") Order No.
--------
2  See "Promoting Wholesale Competition Through Open Access
Non-discriminatory Transmission Services by Public Utilities and
Recovery of Stranded Costs by Public Utilities and Transmitting
Utilities," Notice of Proposed Rulemaking and Supplemental Notice of Proposed Rulemaking, IV FERC Stats. & Regs. P. 32,514, 60 Fed.
Reg. 17,662 (April 7, 1995); Energy Policy Act of 1992, Pub. L.
No. 102-486, 106 Stat. 2776 (1992).

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636.3 As a result, local gas distribution companies today can contract directly with gas producers or other suppliers (i.e., independent gas marketers) for necessary supplies. Further, due to the increasing importance of natural gas as a fuel for electric generation, many of the larger natural gas producers and pipeline concerns, including Enron Corporation (Enron Power Marketing, Inc.), Amoco Corp. (Amoco Power Marketing Corporation), Panhandle Eastern Corporation (Associated Power Services, Inc.) and Noram Energy Corporation -- formerly ArkLa, Inc. (NorAm Energy Services, Inc.), have organized and are very actively engaged in the business of power marketing on a national scale.4 Consolidated Natural Gas Company, a registered gas
--------
3  See "Regulation of Natural Gas Pipelines After Partial
Wellhead Decontrol," Order No. 636, III FERC Stats. & Regs.,
Regulations Preambles P.  30,939, 57 Fed. Reg. 13,267 (April 16,
1992).
4 In this regard, it is significant to note that the Act, as it has apparently been construed by the Division of Investment Management, imposes no limitation whatsoever on the ability of companies outside of registered holding company systems to organize national power marketing subsidiaries to sell electricity at wholesale or retail anywhere in the United States. Specifically, the Division of Investment Management has concurred in a series of no-action letters that a company organized to engage in electricity marketing is not an "electric utility company" within the meaning of Section 2(a)(3) of the Act if it does not own or operate physical "facilities" for the generation, transmission, or distribution of electric energy. Hence, the acquisition of the securities of such a marketing subsidiary by a company that is not in a registered holding company system is not subject to the Commission's jurisdiction under Section 9(a) of the Act, and the acquiring company does not become a statutory "holding company" or "affiliate" of a public utility company as a result thereof. See Enron Power Marketing, Inc., SEC No-Action Letter dated January 5, 1994 (Ref. No. 94-1-OPUR); CRSS Power Marketing, Inc., SEC No-Action Letter dated March 31, 1994 (Ref. No. 94-4-OPUR); Electric Clearinghouse, Inc., SEC No-Action Letter dated April 13, 1994 (Ref. No. 94-5-OPUR); Inter-Coast Power Marketing Co., SEC No-Action Letter dated December 6, 1994 (Ref. No. 95-15-OPUR); and AIG Trading Corporation, SEC No-Action Letter dated January 20, 1995 (Ref. No. 95-1-OPUR). In each of these no-action letters, the company emphasized that, since a power marketer would remain subject to regulation by FERC under the Federal Power Act, no regulatory "gap" would result if the entity were treated for purposes of the Act as a non-utility. In the Electric Clearinghouse no-action letter request, the company also stressed the pro-competitive nature of power marketers, arguing that any determination to treat a marketer as an "electric utility company" under Section 2(a)(3) of the Act would have a "chilling effect on the development of a competitive electric power industry as the regulation to which power marketers would then be subjected to [sic] under the Act would serve as a significant deterrent to entry."

                                        5

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utility holding company, has followed this trend by proposing to acquire an interest in a venture that will supply, sell, purchase, market, broker or otherwise trade electricity or fuel, and provide electricity or fuel management services, and carry on activities, or perform services related to the foregoing.5
         As these developments clearly demonstrate, the electricity and natural gas industries are no longer separate and distinct and immune from competition with each other. Indeed, the energy industry is becoming increasingly integrated and competitive at all levels, with the growing recognition of the interchangeability of different forms of energy, particularly electricity and natural gas. To be competitive in this emerging market, energy suppliers must be able to offer large customers energy options, the benefits and savings associated with the ability to aggregate supplies, fuel switching capabilities, and single source procurement services covering all of the customer's energy needs. Moreover, today's energy markets are national in
--------
5  See Consolidated Natural Gas Company, et al., Holding Co.
Act Rel. No. 26304 (June 9, 1995) (File No. 70-8631).

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



scope, as the ability to both purchase and deliver electricity and gas is subject to fewer and fewer physical and regulatory barriers.
         In 1994, the Commission itself took note of many of these trends in its "Request for Comments on Modernization of the Regulation of Public-Utility Holding Companies" (Holding Co. Act Rel. No. 26153, dated November 2, 1994), which culminated in June 1995 with the presentation by the Division of Investment Management of a series of proposals and recommendations designed generally to reduce regulatory burdens on registered holding company systems in order to enable them to compete more effectively with other utilities and alternative energy suppliers in the increasingly competitive energy markets (the "Report on Regulation of Public-Utility Holding Companies"). Similarly, the Commission has recognized the changing nature and extent of services provided to electric customers in its analysis and resultant easing of the so-called "50% limitation" in connection with the proposed expanded activities of an energy management services and consulting subsidiary of a registered holding company. See Eastern Utilities Associates, et al., Holding Co. Act Rel. No. 26232 (February 14, 1995) (noting "significant changes in the utility industry" since the applicants' original 1986 application and that energy management services, which are "closely related" to applicants' core utility business, have become an important complement to the utility business).
          1.2 Relationship to Other Authorizations. Southern Company Services, Inc. ("SCS"), a subsidiary service company of Southern,

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and the Operating Companies are concurrently herewith filing a joint application-declaration with the Commission in which they are requesting authority, to the extent that the Commission may have jurisdiction, to engage in a variety of electricity brokering and marketing activities involving third parties, fuel- for-electricity swaps (so-called "tolling" arrangements), and fuel brokering and marketing activities that are incidental thereto. (See File No. 70-[____]).6 Generally, it is contemplated that the activities described in that proceeding would be primarily confined to the area defined by the membership of SERC and adjoining utility systems.
         If the application-declaration in this proceeding and the application-declaration in File No. 70-[____] are both granted, there may be occasions when the Operating Companies and Holdings (through a "Marketing Subsidiary") would compete for wholesale or, where permitted, retail electricity sales to the same potential customers. However, because of limitations imposed by FERC upon any affiliate of the Operating Companies that seeks authority under the Federal Power Act to sell power at wholesale at market rates, non-public information acquired by SCS or the Operating Companies concerning the identity of any actual or potential wholesale customer, or the terms under which the Operating Companies have sold or offered to sell power to any
--------
6 The Operating Companies, through SCS as their agent, have also filed a market-based wholesale power sales tariff with FERC in respect of proposed long-term and short-term wholesale electricity sales to unaffiliated entities. (See Southern Company Services, Inc., Docket No. ER96-780-000, filed January 11, 1996.).

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such customers, may not be disclosed to any other affiliate of Southern other than SCS and the Operating Companies. These limitations, which are embodied in "Codes of Conduct" that were filed with FERC, apply to all of Southern's subsidiaries.7 The primary purpose for the joint application-declaration by SCS and the Operating Companies, therefore, is to enable the Operating Companies (and SCS as their agent) to take advantage of wholesale power marketing opportunities that they may learn about in the course of the day-to-day activities of the Operating Companies' electric utility operations. Because of the Codes of Conduct, such opportunities (if based on non-public information known only to SCS or the Operating Companies) would be lost to the Southern System as a whole if the Operating Companies were unable to pursue them on their own.
         Holdings' ability to engage through a Marketing Subsidiary in power marketing activities with direct retail customers is also currently limited under the laws of most States, which generally prohibit or greatly limit retail sales by other than franchised utilities. Nevertheless, it is expected that retail
--------
7 The Codes of Conduct were a part of the market-rate application filed by Southern Energy Marketing, Inc. ("Southern Energy"), an indirect subsidiary of Holdings. See Southern Company Services, Inc., et al., 72 FERC P. 61,324 (1995), order on reh'g, 74 FERC P. 61,141 (1996). In its market-rate application, Southern Energy proposed two Codes of Conduct, one applicable to SCS and the Operating Companies and the other applicable to Southern Energy and to all other subsidiaries of Southern other than SCS and the Operating Companies. Subsequent to the FERC's order granting Southern Energy's market-rate application, Southern Energy on October 30, 1995 filed modified Codes of Conduct to comply with the terms of that order; and on February 28, 1996, filed an amendment in that proceeding further revising the two Codes of Conduct.

                                        9

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competition may become a reality in some areas of the country in the not too distant future,8 and it is Holding's desire to position itself in that market when and as it develops. Any Marketing Subsidiary that engages in retail sales would be subject to whatever regulation is imposed upon retail sellers of electricity by the State in which the sale occurs. The authority requested in this application-declaration would not in any way preempt or otherwise interfere with such State regulation or allow retail competition in any State where none is currently permitted under applicable laws, rules and regulations.
         As a result of the foregoing, Holdings believes that instances in which a Marketing Subsidiary, on the one hand, and SCS and the Operating Companies, on the other hand, would compete for the same wholesale or retail electricity customers are likely to be infrequent. Further, any competition at the retail level will be dependent almost entirely on legislative and administrative actions by the States themselves designed to promote such competition.
         Holdings also currently owns, indirectly, all of the stock of Southern Energy Marketing, Inc. ("Southern Energy"), an "exempt wholesale generator" within the meaning of Section 32 of
--------
8 For example, utilities in Massachusetts and Rhode Island have agreed to a timetable that would phase in retail competition in those states beginning as soon as January 1, 1998. See "No
Doubt About It: Massachusetts Utilities See No Choice But
Choice," The Energy Daily (Feb. 20, 1996); "Smallest State Takes
Big Step Toward Competition," The Energy Daily (Feb. 8, 1996).

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the Act.9 Although Southern Energy may market electricity on a national scale, as an "exempt wholesale generator" it may not make retail sales, and is restricted under current FERC interpretations of Section 32 in the amount of fuel marketing and brokering activities that it may engage in or related "value added" services that it may offer to potential customers.10 Thus, subject to receipt of an order in this proceeding, Holdings may either relinquish the "exempt wholesale generator" status of Southern Energy and/or organize one or more new Marketing Subsidiaries to engage in the broader range of wholesale and retail energy marketing activities, and other activities related thereto, as described below.
         1.3 Description of Proposed Activities. Holdings proposes to engage, through one or more Marketing Subsidiaries, in all forms of brokering and marketing transactions involving electricity and other types of energy commodities, including, without limitation, oil, natural gas and coal, and in providing related "value added" services to customers, such as fuel
--------
9 See Southern Energy Marketing, Inc., 71 FERC P. 61,376 (1995). 10 An "exempt wholesale generator" is defined in Section 32(a) as any person determined by FERC "to be engaged directly, or indirectly through one or more affiliates . .
 ., and exclusively in the business of owning or operating, or both owning and operating, all or part of one or more eligible facilities and selling electric energy at wholesale." (Emphasis added). FERC has interpreted Section 32 to prohibit an "exempt wholesale generator," such as Southern Energy, from engaging in fuel delivery and transmission transactions except to the extent necessary to effectuate its own sales of power. See CNG Power Services Corporation, 69 FERC
P. 61,002 (1994); CNG Power Services Corporation, 71 FERC P. 61,026 (1995); and CNG Power Services Corporation, 71 FERC P. 61,378 (1995).

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management, storage and procurement services. Such transactions will be entered into only with customers other than the Operating Companies and SCS. Although such subsidiaries may acquire physical assets that are necessary and appropriate to the conduct of such business (such as oil and storage facilities, gas reserves, gas pipeline facilities and coal), Holdings represents that no Marketing Subsidiary will acquire any assets if, as a result thereof, it would be or become an "electric utility company," as defined in Section 2(a)(3) of the Act, or a "gas utility company," as defined in Section 2(a)(4). Holdings proposes to engage in wholesale electricity marketing on a national scale, and, to the extent now or hereafter permitted under State law, retail electricity marketing as well.
         Brokering Activities. Brokering generally involves bringing two parties (typically a buyer and seller) together for a fee or commission which one of the parties has agreed to pay. As the Marketing Subsidiary would neither buy nor sell power or energy in a brokering transaction, there would be no price exposure or significant financial risk. In addition, brokering, as such, is not regulated as the sale of power under the Federal Power Act or any state regulatory scheme. The Commission has, on several occasions, approved proposals involving electricity and gas brokering activities as an acquisition of an interest in a non-

                                       12

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utility business that is incidental and ancillary to the
principal business of a registered holding company system.11
         Marketing Activities. Marketing transactions can take a variety of different forms, including direct sales of electricity purchased from third party generators, including utilities and independent power producers, and energy swaps (such as fuel-for- electricity "tolling" arrangements under which a Marketing Subsidiary may agree to provide fuel to the owner of a generating facility in exchange for the electricity output). Generally, what distinguishes marketing from brokering is that the marketer takes title to the commodity (in this case, electricity, gas, oil, etc.) and bears the market risks associated with the commodity itself, as well as the ability to guaranty delivery and to enforce performance by third parties under purchase, sales and transportation contracts. As described in greater detail below, a critical aspect of successful marketing involves the use of hedging instruments, such as options and futures contracts, and balancing of portfolio risk through off-setting transactions and an appropriate mix of long and short-term contracts.
--------
11  See Entergy Corp., Holding Co. Act Rel. No. 25848 (July
8, 1993) (authorizing sale of consulting services to non-affiliates, including expertise relating to brokering of power resources); and UNITIL Corp., Holding Co. Act Rel. No. 25816 (May
24, 1993) (authorizing organization of a new subsidiary to serve as a power brokering agent). Other "consulting services" orders issued over the years have not imposed any geographic limitations. See e.g., The Southern Company, Holding Co. Act
Rel. No. 22132 (July 17, 1981); American Electric Power Company,
Inc., Holding Co. Act Rel No. 22468 (April 28, 1982); and Middle
South Utilities, Holding Co. Act Rel. No. 22818 (January 11,
1983). Hence, the geographic limitation contained in the February 1996 Order, insofar as it applies to brokering, is at odds with established Commission precedent.

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         Although it is not Holdings' purpose here to describe with particularity the form of each marketing transaction in which a Marketing Subsidiary may engage, the following describes some of the more typical arrangements that are contemplated:
         (a) Electricity and/or Fuel Arbitrage Transactions. Marketing may involve a simple fuel-for-electricity exchange in which a Marketing Subsidiary may commit to purchase fuel from an electricity producer and, in turn, supply electricity at an agreed price. A Marketing Subsidiary in this case would seek to participate in the evolving integrated energy market by identifying and capturing the electric and/or fuel arbitrage profits that are inherent in the wholesale electric and natural gas business.
         For example, suppose a municipal electric system ("MuniPower") has entered into a long-term, fixed-price, gas contract to purchase gas which it uses to generate electricity. Because MuniPower has a source of fixed-price gas, it essentially produces fixed-price power. If events (e.g., an unusual cold spell) were to drive up gas demand and hence spot gas prices, MuniPower would have an opportunity to sell its gas supply on the spot market at a profit, but would be prevented from doing so since its gas supply is essentially dedicated to producing its electricity requirements. In such a case, a Marketing Subsidiary could enable MuniPower to realize a profit on the sale of its gas, but without any interruption in the supply of electricity to MuniPower's customers. Specifically, a Marketing Subsidiary could contract with third party power producers for an

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alternative supply of lower-cost electricity to meet MuniPower's needs in exchange for the right to MuniPower's gas supply, which the Marketing Subsidiary would then resell on the spot market at a profit. In this example, MuniPower would benefit from the lower cost source of electricity and/or through a sharing of the profit realized by the Marketing Subsidiary in remarketing MuniPower's gas supply.
         (b) Dispatch Control of Energy Assets. Another example is a transaction in which an owner of generation and related energy assets wants to "outsource" dispatch control (but not physical operation) of its generating facilities in return for fixed price electricity. To illustrate, suppose a generation cooperative ("Coop") has a mix of generation assets which it uses to supply its member cooperatives' power needs. The Coop fuel generation mix includes gas, oil and coal, which Coop purchases on the spot market. As long as Coop purchases its fuel on the spot market, its electricity cost will fluctuate with the spot market for fuel. Coop could reduce or eliminate such price volatility by entering into a contract with a third party who agrees to take over the fuel procurement and dispatch responsibilities of all of Coop's generation assets in exchange for Coop's agreement to purchase power under a long-term fixed price contract.
         In this situation, a Marketing Subsidiary could offer Coop what is essentially a "fixed-for-floating swap." The Marketing Subsidiary would expect to realize a profit on the transaction through its ability to achieve overall savings on fuel cost and by controlling the dispatch of Coop's generating units in order

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to assure that the units with the lowest fuel cost at any time are dispatched first.12 The Marketing Subsidiary could supply Coop with power from either Coop's own generation assets, or from more economic facilities, depending on the current market for power. Further, the Marketing Subsidiary may have the opportunity to maximize the value of any excess Coop generating capacity by marketing such capacity to a much greater number of potential purchasers than Coop on its own would be able to do. The net result for Coop is a lower cost of power which it can pass on to its member cooperatives.
         (c) Sale of Options on Capacity or Energy. In another type of transaction that is becoming increasingly common in the electric utility industry, many utilities, instead of asking for bids for firm power to meet future energy needs, have begun asking for options on capacity or energy. This allows utilities to avoid additional capital spending in an uncertain market environment, and allows them to quickly assess the cost of meeting future energy needs.
         To illustrate, suppose that a utility has completed its resource planning which indicates the need for a certain amount of additional capacity several years in the future. Instead of requesting bids for fixed-price energy or capacity, the utility may prefer to request bids for options on that energy or capacity. A Marketing Subsidiary, in this situation, could sell
--------
12 This type of "fixed-for-floating swap" transaction was recently offered by Oglethorpe Power Corp., the largest electric cooperative in the United States. See Power Markets Week
(February 12, 1996), pp. 1-3.

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such an option for a premium paid up front. However, if the purchasing utility operates in a market where spot electricity prices are driven by the cost of gas-fired generation, and the Marketing Subsidiary's position under the option contract sold to the utility is covered by rights to gas-fired generation which the Marketing Subsidiary has acquired or owns, the Marketing Subsidiary would be exposed under the option contract to the risk of any increase in the price for natural gas. A Marketing Subsidiary could hedge this risk by purchasing an option in the natural gas futures market.
         (d) National Energy Supplier. The fourth example involves making retail sales to a large energy consumer with facilities in many different locations who wishes to "outsource" all of its energy needs at all locations in order to achieve overall savings, by, among other means, obtaining volume discounts that a single source supplier could offer, and by eliminating the high cost of administering separate procurement programs at each location. To illustrate, suppose that a national department store chain has stores in all fifty States and wishes to engage an "energy partner" to advise it on its current energy purchases. A Marketing Subsidiary could address this customer's needs in several ways. Initially, it could begin advising the customer on fuel procurement practices in order to identify lower cost supplies, and undertake to represent the customer in negotiations with its various electric utility, gas utility and fuel suppliers. Ultimately, and subject to necessary changes in State

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laws, the Marketing Subsidiary may itself wish to become the electricity supplier at each of the customer's stores.
         All Marketing activities, including the fuel-for-energy (arbitrage) and energy commodity brokering and marketing activities described above, will generally be carried on by personnel employed by Southern Electric International, Inc., a wholly-owned subsidiary of Holdings, who are already experienced in the day-to-day power marketing activities of Southern Energy and fuel procurement activities of Holdings' associate independent power projects.
         1.4 Risk Hedging Measures. It is anticipated that in the ordinary course of business any Marketing Subsidiary would take appropriate measures to hedge the risk associated with electricity and fuel purchase or sales contracts it enters into. Such measures may include matching long-term firm or variable price electricity sales contracts with long-term firm or variable price fuel purchase contracts. A Marketing Subsidiary may also hedge fuel price risk through the purchase of fuel or fuel reserves or options on fuel reserves.
         In addition, the Marketing Subsidiary may use available hedging tools, such as gas futures contracts and options on gas futures, such as are traded on the New York Mercantile Exchange, and gas and oil price swap agreements and other, primarily commodity based, derivative instruments. Holdings represents that a Marketing Subsidiary will not deal in derivative products for purposes of speculative trading. In this regard, it should be noted that such speculative trading in derivative instruments is prohibited by corporate policy which has been adopted by Southern and is applicable to all of its subsidiaries.
         Holdings may also offset price risk exposure under a purchase or sale contract by taking an opposite position to that purchase or sale. Similarly, in a portfolio of purchase and sales contracts, risk could also be limited through an appropriate mix of long-term and short-term contracts.
         Holdings also anticipates limiting risk exposure through contract provisions (i.e., liquidated damages) that would place a ceiling on the amount of damages payable when performance failure occurs. A Marketing Subsidiary would also generally seek to exclude consequential damages.
         Ultimately, a successful power marketer must be able to manage a "book" of various energy contracts involving purchases, sales and trades of oil, gas, and electricity. The marketer will seek to hedge the risk associated with these contracts through a combination of physical assets, balanced physical purchases and sales, purchases and sales on futures markets, or other derivative risk management tools. A successful marketer will need a strong physical presence (assets), as well as the capability to participate in the growing financial market for energy-related products. In this connection, the value added by the marketer, from the perspective of its customer, is the superior ability of the marketer to aggregate risks so as to manage them as efficiently as possible. In order to do this, the marketer needs to have the ability to participate in all the energy markets related to electricity, both physically and financially. Unless a power marketer can utilize risk management tools in all these markets, that marketer will be unable to manage risks as effectively or efficiently as a full-service energy services provider, and hence will be at a significant competitive disadvantage.
         1.5 Other Matters. The aggregate amount of investment made by Southern in order to finance Holdings' investment in any Marketing Subsidiary will be subject to all of the limitations applicable to investments in Energy-Related Companies, as set forth in the February 1996 Order. Similarly, Holdings anticipates that guarantees of performance by any Marketing Subsidiary may be required from time to time, and will count the amount of any such guarantees against the overall limitation set forth in the February 1996 Order to the extent that it is ultimately supported by the agreement or undertaking of Southern itself.

Item 3.           Applicable Statutory Provisions.
         Holdings states that Sections 9(a) and 10 of the Act and Rules 23 and 54 thereunder are applicable to the proposal described herein, which consists solely of a request for certain modifications to the terms of the February 1996 Order, which was granted under Sections 9(a) and 10 and other applicable provisions of the Act.
         Section 10 Analysis: The Commission has previously authorized registered holding companies to engage in a variety of marketing and brokering activities, including the authorization

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granted Holdings in File No. 70-8733, and has included "the brokering and marketing of energy commodities, including but not limited to electricity or natural gas" among the categories of "energy-related companies" in which a registered holding company may conditionally invest under proposed Rule 58.13 In its release proposing Rule 58, the Commission stated that it did not consider it necessary to limit the extent to which an "energy-related company" may serve non-associate companies, citing its recent decision in Eastern Utilities Associates14 as precedent for abandoning the imposition of artificial limitations such as this. In that case, the Commission granted Eastern Utilities' request to eliminate the percentage limitation that had previously been imposed upon the energy management services business of its subsidiary. The Commission's decision was based on a number of considerations, including evidence of fundamental changes in the utility industry which indicate that electric utilities no longer depend solely on constructing new power plants in order to meet customer demand. Further, the Commission noted that energy conservation and demand-side management measures are today "an important complement to the utility
--------
13  See Notice of Proposed Rulemaking, Holding Co. Act Rel.
No. 26313 (June 20, 1995) ("Exemption of Acquisition By
Registered Public-Utility Holding Companies of Securities of
Nonutility Companies Engaged in Certain Energy-Related and Gas-
Related Businesses"), 59 SEC Docket at 1495. If adopted, all acquisitions permitted under proposed Rule 58 would be considered to be "appropriate in the ordinary course of business" within the meaning of Section 9(c)(3) of the Act, and therefore exempt from the application requirements of Section 9(a). Id. at 1494.
14  Eastern Utilities Associates, Holding Co. Act Rel. No.
26232 (February 15, 1995).

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business," and that Eastern Utilities' commitment to the energy services business would further an important national policy, namely, the promotion of energy conservation and efficiency.
         Likewise, for the reasons described in Item 1.1 above, the marketing and brokering of electricity to non-associates is an "important complement" of the electric utility business, in that the skills and resources needed to succeed in that business are the same as those applied on a day-to-day basis in the conduct of the electric utility business. Moreover, there can be little doubt that competition among electricity suppliers, including non-traditional suppliers, is the cornerstone of today's national energy policy. In this sense, limiting the scope of Holdings' marketing and brokering activities by reference to a particular region of the country, namely, SERC, serves no useful purpose and would be an impediment to achieving the goal of competition. In fact, as previously described, because of the need to observe restrictions prohibiting the flow of certain non-public information from SCS and the Operating Companies to Southern's other (non-utility) subsidiaries, it is likely that many or most of the marketing opportunities that Holdings will be able to pursue will be outside the retail service territory of the Operating Companies.
         Another reason to eliminate the geographic limitation on Holdings' brokering and marketing activities is to "level the playing field" between a Marketing Subsidiary of Holdings, on the one hand, and, on the other hand, all other companies, including interstate pipeline companies, oil and gas producers, and

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electric utilities that are not in registered holding company systems. In this regard, as previously indicated, supra note 4, the Act is not a deterrent to power marketing activities by companies that are not in registered holding company systems. Thus, in the last two years, we have witnessed a stampede of integrated oil and gas producers, pipelines, investment bank affiliates, commodity trading firms, affiliates of large industrial concerns and exempt electric utility holding companies to establish national power marketing organizations. A narrow construction of Section 10 of the Act that would limit, geographically or in other terms, the ability of the few registered electric utility holding company systems to participate fully and at all levels of this emerging market would serve no legitimate regulatory purpose and, in fact, would frustrate the goal of promoting competition in the increasingly integrated energy markets.
         Holdings' proposal to engage in marketing and brokering of other energy commodities, such as gas, oil and coal, is likewise consistent with the standards of Section 10, as interpreted in recent cases, including Eastern Utilities Associates, supra, for at least two reasons. First, as discussed above, to be successful, a power marketer must be able acquire, hold, trade and sell interests in fuel both to hedge its position under power contracts, as well as to be able to provide customers with energy options, such as fuel switching and sole source procurement services. Second, as noted in the Report on Regulation of Public-Utility Holding Companies, the energy industry today has

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become increasingly integrated and competitive at all levels. Electric and gas companies are rapidly being integrated into a market that trades on Btu (British thermal unit) values rather than discrete quantities of electricity or gas.
         Rule 54 Analysis: Rule 54 provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" or "foreign utility company," the Commission shall not consider the effect of the capitalization or earnings of any such subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied. In this regard, Holdings represents that each of the conditions of Rule 53(a) are met,15 and that none of the circumstances described in Rule 53(b) has occurred, thereby making the provisions of Rule 53(c) inapplicable.

Item 4.           Regulatory Approval.
         The proposed transactions are not subject to the
jurisdiction of any state commission or of any federal commission other than the Commission. The approval of FERC would be required as to rates and charges imposed in any wholesale electric power sales contracts or tariffs entered into by a Marketing Subsidiary. Any retail sale of electricity (to the
--------
15 In a separate, pending, proceeding (File No. 70-8725), Southern is seeking relief which, if granted, would allow Southern to issue securities (including guaranties) in order to finance investments in "exempt wholesale generators" (as well as "foreign utility companies") in amounts which would exceed the limitation in Rule 53(a)(1). Holdings' representation regarding compliance with Rule 54 is therefore expressly subject to the Commission's action in File No. 70-8725.

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extent that it may be allowed under applicable state law), would be subject to potential regulation by the appropriate state public utilities commission.

Item 5.           Procedure.
         Holdings requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Holdings hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.

Item 6.           Exhibits and Financial Statements.
         (a)      Exhibits.

                  F        -        Opinion of Troutman Sanders LLP.  (To be
                                    filed by amendment).

                  G        -        Form of Federal Register Notice.

         (b)      Financial Statements.

                                    Not applicable.



Item 7.           Information as to Environmental Effects.
         (a) In light of the nature of the proposed transactions, as described in Item 1 hereof, the Commission's action in this

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matter will not constitute any major federal action significantly affecting the quality of the human environment.
         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


Dated:  March 15, 1996

                                                     SEI HOLDINGS, INC.

                                                     By: /s/Tommy Chisholm
                                                              Tommy Chisholm
                                                              Secretary



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